April 21, 2005
via U.S. mail

Joyce E. Mims, Esq.
Vice President & General Counsel
Ryerson Tull, Inc.
2621 West 15th Place
Chicago, Illinois 60608


RE:	Ryerson Tull, Inc.
	Ryerson Tull Procurement Corporation
	Form S-3/A filed April 5, 2005
	File No. 333-122316

	Response Letter dated April 5, 2005

Dear Ms. Mims:

      	We have limited our review of the above filing and response letter and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3
Selling Securityholders, page 59
1. In footnote 11, you indicate that Deephaven Market Neutral Trading, LP is an "underwriter" of the notes. Is this entity selling notes and shares pursuant to the registration statement? If so, please revise the Selling Securityholder table to include this information or advise us as to why this is not necessary. We may have further comments.
2. Please clarify the disclosure in footnote 15 so that you plainly state, as done in other footnotes, if the selling securityholder is an affiliate of a broker-dealer.
Plan of Distribution, page 63
3. We note the disclosure in the footnotes to the Selling Securityholder table that identifies certain of the selling securityholders as underwriters. Please provide disclosure in the Plan of Distribution section of the prospectus that specifically identifies as underwriters the registered broker-dealers referenced in the footnotes to the Selling Securityholder table, unless such broker-dealers received their notes and shares as compensation for underwriting activities.
Closing Comments
	Please amend the above filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that :

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please direct all questions relating to the above to Mellissa Campbell Duru, at (202) 942-1930, or in her absence, to Tangela
Richter, Legal Branch Chief at (202) 942-1837. Direct all correspondence to the following ZIP code: 20549-0405.
								Sincerely,



								H. Roger Schwall
								Assistant Director

via facsimile
Phillip J. Niehoff
Mayer, Brown, Rowe & Maw LLP
 (312) 706-8180

cc:	H.R. Schwall
      T.Richter
      M.Duru
??

??

??

??

Ryerson Tull, Inc., et al.
April 21, 2005


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE